EXHIBIT 99.1

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-18

Mercator Minerals Announces Amendment to the Mineral Park Credit Facility

Vancouver, British Columbia – August 31, 2012– Mercator Minerals Ltd. (TSX:ML) (“Mercator” or “Company”) reports that its 100% owned subsidiary, Mineral Park Inc. (“MPI”), and the lenders for the MPI Credit Facility have agreed to an amendment to the MPI Credit Facility which defers the increase in the Credit Facility proceeds account from September 30, 2012 to December 31, 2012.  MPI had been required to increase the minimum cash balance required in the Credit Facility proceeds account from $10 million to $15 million on September 30, 2012.  This amendment represents one of a number of steps Mercator is taking to strengthen its balance sheet and renew its path to growth.

In addition, the Company reports that it is in an advanced level of negotiation with its lenders and other parties to facilitate a restructuring of its debt so the Company can focus on continuing to improve the operational performance of MPI and Mercator’s outstanding pipeline of development assets at EL Pilar and El Creston, all of which could advance Mercator into the ranks of intermediate base metal producers.

“The Mineral Park Mine is providing positive cash flows from its operations,” said Bruce McLeod, President and CEO of Mercator.  “With a 23 year mine life and only four years of principal repayments remaining, we feel that there are opportunities to restructure our balance sheet, including our project debt, over a longer term, which would result in a stronger balance sheet.”

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the mining friendly jurisdictions of USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:

D. Bruce McLeod, P.Eng.	David Jan, CA
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng.
President and CEO

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of the Company’s business strategy, future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, financing plans, mine operations, projected mine life, and discussions of future plans, projections and objectives. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, unavailability of financing, delays in the receipt of government approvals, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper demand and prices; (2) and any financing needed will be available on reasonable terms. The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.